STATE OF DELAWARE
CERTIFICATE OF REGISTERED SERIES OF
LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a registered series of a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is OneDoor Studios Entertainment Properties LLC (the "Company").

2. The name of the registered series is OneDoor Studios Entertainment Properties LLC Series Messiah (the "Registered Series").

3. To the fullest extent permitted by law, a manager of the Registered Series shall not be personally liable to the Registered Series or its members or the Company for monetary damages for breach of fiduciary duty as a manager. If the Limited Liability Company Act or any other law of the State of Delaware is amended after approval by the members or Company of this Section 3 to authorize Registered Series action further eliminating or limiting the personal liability of managers, then the liability of a manager of the Registered Series shall be eliminated or limited to the fullest extent permitted by the Limited Liability Company Act as so amended. Any repeal or modification of the foregoing provisions of this Section 3 shall not adversely affect any right or protection of a manager of the Registered Series existing at the time of, or increase the liability of any manager of the Registered Series with respect to any acts or omissions of such manager occurring prior to, such repeal or modification.

4. To the fullest extent permitted by law, the Registered Series is authorized to provide indemnification of (and advancement of expenses to) managers, officers, and agents of the Registered Series (and any other persons to which the Limited Liability Company Act permits the Registered Series to provide indemnification) through Limited Liability Company Agreement or Series Agreement provisions, agreements with such agents or other persons, vote of members or managers, or otherwise, in excess of the indemnification and advancement otherwise permitted by the Limited Liability Company Act. Any amendment, repeal, or modification of the provisions of this Section 4 shall not (a) adversely affect any right or protection of any manager, officer, or other agent of the Registered Series existing at the time of such amendment, repeal, or modification, or (b) increase the liability of any manager, officer, or other agent of the Registered Series with respect to any acts or omissions of such manager, officer, or agent occurring prior to, such amendment, repeal, or modification.

5. The Registered Series is hereby established as a registered series of the Company, and none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other protected or registered series of the Company thereof are enforceable against the assets of the Registered Series. The books and records maintained for the Registered Series will account for the assets associated with the Registered Series separately from the other assets of the Company and any other protected or registered series thereof. The Registered Series may carry on any lawful business, purpose, or activity, and shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal, and intangible property), grant liens and security interests, raise money, and sue and be sued. No member or manager of the Registered Series shall be obligated personally for any debt, obligation, or liability of the Registered Series, whether arising in contract, tort, or otherwise, solely by reason of being a member or manager of the Registered Series.

By: /s/John Lee
      Authorized Person

Name: John Lee

Date: 7/13/2022